EXHIBIT 21

BERGEN BRUNSWIG CORPORATION AND SUBSIDIARIES

SUBSIDIARIES OF REGISTRANT

The following is a list of the significant subsidiaries of registrant as of November 30, 2000:

		PERCENTAGE
		OF VOTING
		SECURITIES
	STATE OF	OWNED BY
NAME	INCORPORATION	REGISTRANT

Durr-Fillauer Medical, Inc.	Delaware	100%

Bergen Brunswig Drug Company	California	(1)

ASD Specialty Healthcare, Inc.	California	(1)

PharMerica, Inc.	Delaware	100%

(1)	100% owned by Durr-Fillauer Medical, Inc.